

Mail Stop 4546

November 22, 2017

Kinney L. McGraw
Chairman and President
McGraw Conglomerate Corporation
1900 E. Golf Road
Suite 950
Schaumburg, IL 60173

> **Re:** **McGraw Conglomerate Corporation**
> **Amendment No. 8 to**
> **Offering Statement on Form 1-A**
> **Filed November 9, 2017**
> **File No. 024-10657**

Dear Mr. McGraw:

We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Part I
Item 2. Issuer Eligibility

1. We refer to Rule 251(b)(3) and comment 1 from our letter dated September 25, 2017. Your revised disclosures now indicate that you are proposing to conduct a best efforts offering that is not conditioned on a minimum amount and that you will retain all proceeds. Your revised disclosure on the cover page also no longer states that the proceeds will be "limited" to the four specifically enumerated companies, and your first risk factor on page 15 continues to indicate that management has the authority to pursue alternative companies. Accordingly, we cannot agree that you either have a specific business plan or that your business plan is not to acquire unidentified companies. Please

revise the offering circular to limit the use of offering proceeds to companies identified in the offering circular or withdraw your filing.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Randall S. Goulding, Esq. — Securities Counselors, Inc.